March 4, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 12 to Registration Statement on Form S-1
File No. 333-165161

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”).

On Thursday, March 3, 2011, we filed Amendment No. 12 to Registration Statement on Form S-1.  In addition, we attached to our correspondence for your review the form of Amendment No. 1 to the Company’s annual report on Form 10-K/A for the year ended December 31, 2009, the form of Amendment No. 1 to the Company’s quarterly report on Form 10-Q/A for the period ended March 31, 2010, the form of Amendment No. 1 to the Company’s quarterly report on Form 10-Q/A for the period ended June 30, 2010, and the form of Amendment No. 1 to the Company’s quarterly report on Form 10-Q/A for the period ended September 30, 2010.

We mistakenly filed prior drafts of the Form 10-K/A and Forms 10-Q/A that did not include all of the revisions that we had made to such forms to conform the disclosures therein to reflect the Staff’s comments and our responses as made in the amendments to the Company’s registration statement.  We are, therefore, attaching the correct drafts of the above referenced filings to this correspondence, which we anticipate filing to conform the disclosures therein to conform to the disclosures in the amendments to the Company’s registration statement.  As we previously stated, the only change to these filings, as corrected, from your last review of each is a revision to the Subsequent Events section of the notes to the financial statements in the Form 10-Q/A for the period ended September 30, 2010, disclosing the closing of the sale of preferred shares to Milestone Longcheng Limited.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

Attachments

cc:  Doug Eingurt, Esq.